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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2004
                       Commission File Number: 000-30540

                               GIGAMEDIA LIMITED
                       122 TunHua North Road, 14th Floor
                            Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F  [  x  ]     Form 40-F  [      ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes  [     ]     No   [  x  ]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is furnishing under cover of Form 6-K:
GigaMedia Announces Resignation of Chief Financial Officer

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                        GIGAMEDIA ANNOUNCES RESIGNATION
                           OF CHIEF FINANCIAL OFFICER


TAIPEI, Taiwan, January 20, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced the impending departure of its chief financial officer, Mr. Winston Hsia, effective as of a date to be determined. Mr. Hsia will continue to serve as chief financial officer of the Koos Group company, China Network Systems Co., Ltd. ("CNS").

GigaMedia has initiated a search for a new chief financial officer. Mr. Hsia's resignation will be effective immediately following the earlier of (a) a replacement being named by GigaMedia, or (b) March 31, 2004. It is also contemplated that Mr. Hsia will remain in a consulting capacity during the transition to new management.

Chief Executive Officer Arthur M. Wang said, "We wish Winston the best and thank him for his strong commitment to GigaMedia over the past three years. Fortunately, Winston's departure comes at a time when our accounting functions are solid and GigaMedia is financially sound. We are confident that he will continue to provide strong financial stewardship while we conduct our search and selection of a new CFO."

Mr. Hsia joined GigaMedia in March 2001. In tendering his resignation, Mr. Hsia cited a desire to devote his time to his responsibilities at CNS and the need for GigaMedia to have a dedicated CFO.


ABOUT GIGAMEDIA

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The Company's online/offline business model provides the Company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records through its subsidiary G-Music. Online, the Company operates a major broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The Company's access products consist of premium cable modem and ADSL offerings, giving the Company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 21 cable system partners, the Company's cable modem business passes more than 3.1 million Taiwan households, as well as 417,000 small and medium businesses. In addition, the Company offers interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com. Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F/A filed with the United States Securities and Exchange Commission in August 2003.


CONTACT:

GIGAMEDIA LIMITED
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GigaMedia Limited
                                         ------------------------
                                         (Registrant)

Date: January 20, 2004                   By: /s/ Hsia, Winston
      -----------------------            ------------------------
                                         (Signature)
                                         Name: Hsia, Winston
                                         Title: Chief Financial Officer